Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

July 9, 2014

Barclays launches Women in Leadership Index and ETNs
Barclays Women in Leadership ETNs (ticker WIL) are first US-listed ETNs to provide investors with exposure to companies with gender-diverse leadership
New York, July 9, 2014 – Barclays Bank PLC announced today the launch of the Barclays Women in Leadership Exchange Traded Notes (“ETNs”) on the NYSE Arca Exchange under the ticker symbol WIL. The ETNs will begin trading tomorrow, July 10, 2014. To celebrate the launch of the Women in Leadership index family and ETNs, Barclays will also ring the New York Stock Exchange opening bell on July 10, 2014.
The ETNs, which track the Barclays Women in Leadership Total Return Index (“the Index”), are designed to provide investors with exposure to US companies with gender-diverse executive leadership and governance. The Index, which uses data compiled by Institutional Shareholder Services Inc. (“ISS”), is designed to provide exposure to U.S.-based listed companies that have gender-diverse leadership and which meet market capitalization and trading volume thresholds. To be included in the Index, a company must, among other things, have a female CEO and/or at least 25% female members on the board of directors.
An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility. Owning the ETNs is not the same as owning interests in the companies included in the Index.
“Women are significantly underrepresented in corporate executive leadership, yet a growing body of third-party research suggests that gender-diverse leadership may correlate with relatively stronger corporate performance, as compared to companies with less gender-diverse leadership,” said Barbara Byrne, Vice Chairman in Investment Banking. “We believe that providing ETNs and indices that enable investors to allocate capital to this theme will provide a market-based approach to help catalyze change.”
Johnny Wu, Head of EFS Sales, Americas, added, “As with all of our investable index products, Barclays will make the Women in Leadership index available via several investable formats, including total return swaps and structured notes as well as the ETNs. We are excited by the prospect of being able to further the conversation on the need for leading companies to have more diverse leadership representation.”
“ISS is pleased to work with Barclays to assist their clients in delivering comprehensive data to aid institutions in their investment decision making,” said ISS President & CEO Gary Retelny. “Board gender diversity is an important consideration for clients globally.”
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

BARCLAYS Press Release
For Immediate Release Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com
The ETN prospectus can be found on EDGAR, the SEC website, at www.sec.gov.
Barclays ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. Barclays Bank PLC is the issuer of Barclays ETNs and Barclays Capital Inc. is the issuer’s agent.
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Selected Risk Considerations
An investment in the Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.
Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.
The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the gender diversity-based selection strategy of the index will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the gender diversity criteria of the Index.
The Index May Be Subject to Concentration Risks: The index may be more concentrated in a few industry sectors than more broad-based indices, which may subject the performance of the index to greater volatility and cause the index to be more adversely affected by negative economic, political or regulatory occurrences affecting those industry sectors than a more broadly diversified stock index.
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

BARCLAYS Press Release
For Immediate Release Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com
Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index Constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.
A Trading Market for the ETNs May Not Develop: Although we have applied to list the ETNs on NYSE Arca, we cannot guarantee that such application will be approved, and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. ..You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

BARCLAYS Press Release For Immediate Release Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com Barclays Capital Inc. and its affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. The Barclays Women in Leadership Total Return USD IndexTM is a trademark of Barclays Bank PLC. ©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com 4